# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NRG ENERGY, INC., CIK 0001013871
CUSIP: 629377508
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 910 Louisiana Street, Houston, Texas (TX), 77002
Date of event which requires filing of this statement: 01/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002108646

## Reporting persons
- Lightning Power Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 19,025,277; sole dispositive power 0; shared dispositive power 19,025,277; aggregate amount beneficially owned 19,025,277 (8.86% of the class)
  Comment: (1) Pursuant to the Voting Trust Agreement (discussed below), Lightning Power Holdings, LLC deposited 2,589,007 shares of Common Stock in the Trust (as defined below) and granted to the Trustee (as defined below), subject to certain exceptions, voting rights with respect to such shares. As a result, the Trustee has the right to direct the voting of such shares of Common Stock beneficially owned by Lightning Power Holdings, LLC.
  
  (2) The percent of class represented by the amount in Row (11) is based on 214,677,543 shares of Common Stock of the Issuer issued and outstanding as reported in the Issuer's Registration Statement on Form S-3 filed with the Securities and Exchange Commission ("SEC") on February 2, 2026.
- Fund III Lightning Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 19,025,277; sole dispositive power 0; shared dispositive power 19,025,277; aggregate amount beneficially owned 19,025,277 (8.86% of the class)
  Comment: (1) Pursuant to the Voting Trust Agreement, Lightning Power Holdings, LLC deposited 2,589,007 shares of Common Stock in the Trust and granted to the Trustee, subject to certain exceptions, voting rights with respect to such shares. As a result, the Trustee has the right to direct the voting of such shares of Common Stock (a) beneficially owned by Lightning Power Holdings, LLC and (b) indirectly held by Fund III Lightning Holdings, LLC, who may be deemed to share the right to direct the disposition of all such shares.
  
  (2) The percent of class represented by the amount in Row (11) is based on 214,677,543 shares of Common Stock of the Issuer issued and outstanding as reported in the Issuer's Registration Statement on Form S-3 filed with the SEC on February 2, 2026.
- Granite Energy, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 19,025,277; sole dispositive power 0; shared dispositive power 19,025,277; aggregate amount beneficially owned 19,025,277 (8.86% of the class)
  Comment: (1) Pursuant to the Voting Trust Agreement, Lightning Power Holdings, LLC deposited 2,589,007 shares of Common Stock in the Trust and granted to the Trustee, subject to certain exceptions, voting rights with respect to such shares. As a result, the Trustee has the right to direct the voting of such shares of Common Stock (a) beneficially owned by Lightning Power Holdings, LLC and (b) indirectly held by Granite Energy, LLC, who may be deemed to share the right to direct the disposition of all such shares.
  
  (2) The percent of class represented by the amount in Row (11) is based on 214,677,543 shares of Common Stock of the Issuer issued and outstanding as reported in the Issuer's Registration Statement on Form S-3 filed with the SEC on February 2, 2026.
- Granite Energy Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 19,025,277; sole dispositive power 0; shared dispositive power 19,025,277; aggregate amount beneficially owned 19,025,277 (8.86% of the class)
  Comment: (1) Pursuant to the Voting Trust Agreement, Lightning Power Holdings, LLC deposited 2,589,007 shares of Common Stock in the Trust and granted to the Trustee, subject to certain exceptions, voting rights with respect to such shares. As a result, the Trustee has the right to direct the voting of such shares of Common Stock (a) beneficially owned by Lightning Power Holdings, LLC and (b) indirectly held by Granite Energy Holdings, LLC, who may be deemed to share the right to direct the disposition of all such shares.
  
  (2) The percent of class represented by the amount in Row (11) is based on 214,677,543 shares of Common Stock of the Issuer issued and outstanding as reported in the Issuer's Registration Statement on Form S-3 filed with the SEC on February 2, 2026.
- LS Power Equity Partners III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 19,025,277; sole dispositive power 0; shared dispositive power 19,025,277; aggregate amount beneficially owned 19,025,277 (8.86% of the class)
  Comment: (1) Pursuant to the Voting Trust Agreement, Lightning Power Holdings, LLC deposited 2,589,007 shares of Common Stock in the Trust and granted to the Trustee, subject to certain exceptions, voting rights with respect to such shares. As a result, the Trustee has the right to direct the voting of such shares of Common Stock (a) beneficially owned by Lightning Power Holdings, LLC and (b) indirectly held by LS Power Equity Partners III, L.P., who may be deemed to share the right to direct the disposition of all such shares.
  
  (2) The percent of class represented by the amount in Row (11) is based on 214,677,543 shares of Common Stock of the Issuer issued and outstanding as reported in the Issuer's Registration Statement on Form S-3 filed with the SEC on February 2, 2026.
- LS Power Partners III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 19,025,277; sole dispositive power 0; shared dispositive power 19,025,277; aggregate amount beneficially owned 19,025,277 (8.86% of the class)
  Comment: (1) Pursuant to the Voting Trust Agreement, Lightning Power Holdings, LLC deposited 2,589,007 shares of Common Stock in the Trust and granted to the Trustee, subject to certain exceptions, voting rights with respect to such shares. As a result, the Trustee has the right to direct the voting of such shares of Common Stock (a) beneficially owned by Lightning Power Holdings, LLC and (b) indirectly held by LS Power Partners III, L.P., who may be deemed to share the right to direct the disposition of all such shares.
  
  (2) The percent of class represented by the amount in Row (11) is based on 214,677,543 shares of Common Stock of the Issuer issued and outstanding as reported in the Issuer's Registration Statement on Form S-3 filed with the SEC on February 2, 2026.
- LS Power Fund III G.P., LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 19,025,277; sole dispositive power 0; shared dispositive power 19,025,277; aggregate amount beneficially owned 19,025,277 (8.86% of the class)
  Comment: (1) Pursuant to the Voting Trust Agreement, Lightning Power Holdings, LLC deposited 2,589,007 shares of Common Stock in the Trust and granted to the Trustee, subject to certain exceptions, voting rights with respect to such shares. As a result, the Trustee has the right to direct the voting of such shares of Common Stock (a) beneficially owned by Lightning Power Holdings, LLC and (b) indirectly held by LS Power Fund III G.P., LLC, who may be deemed to share the right to direct the disposition of all such shares.
  
  (2) The percent of class represented by the amount in Row (11) is based on 214,677,543 shares of Common Stock of the Issuer issued and outstanding as reported in the Issuer's Registration Statement on Form S-3 filed with the SEC on February 2, 2026.
- LS Power Equity Advisors, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 24,250,000; sole dispositive power 0; shared dispositive power 24,250,000; aggregate amount beneficially owned 24,250,000 (11.3% of the class)
  Comment: (1) Pursuant to the Voting Trust Agreement, Lightning Power Holdings, LLC and the other Sellers (as defined below), deposited 2,589,007 and 710,993 shares of Common Stock, respectively, in the Trust and granted to the Trustee, subject to certain exceptions, voting rights with respect to such shares. As a result, the Trustee has the right to direct the voting of such shares of Common Stock held indirectly by LS Power Equity Advisors, LLC, who may be deemed to share the right to direct the disposition of all such shares.
  
  (2) The percent of class represented by the amount in Row (11) is based on 214,677,543 shares of Common Stock of the Issuer issued and outstanding as reported in the Issuer's Registration Statement on Form S-3 filed with the SEC on February 2, 2026.
- David Nanus: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 24,250,000; sole dispositive power 0; shared dispositive power 24,250,000; aggregate amount beneficially owned 24,250,000 (11.3% of the class)
  Comment: (1) Pursuant to the Voting Trust Agreement, Lightning Power Holdings, LLC and the other Sellers, deposited 2,589,007 and 710,993 shares of Common Stock, respectively, in the Trust and granted to the Trustee, subject to certain exceptions, voting rights with respect to such shares. As a result, the Trustee has the right to direct the voting of such shares of Common Stock deemed held indirectly by Mr. Nanus, President of LS Power Equity Advisors, LLC, who may be deemed to share the right to direct the disposition of all such shares.
  
  (2) The percent of class represented by the amount in Row (11) is based on 214,677,543 shares of Common Stock of the Issuer issued and outstanding as reported in the Issuer's Registration Statement on Form S-3 filed with the SEC on February 2, 2026.

## Item 1. Issuer
Name of issuer: NRG ENERGY, INC.
Address of issuer's principal executive offices: 910 Louisiana Street, Houston, TX, 77002

## Item 2. Person Filing
Name of person filing:
This statement is being filed jointly by the following (each, a "Reporting Person," and collectively, the "Reporting Persons"):

Lightning Power Holdings, LLC, a Delaware limited liability company
Fund III Lightning Holdings, LLC, a Delaware limited liability company
Granite Energy, LLC, a Delaware limited liability company
Granite Energy Holdings, LLC, a Delaware limited liability company
LS Power Equity Partners III, L.P., a Delaware limited partnership
LS Power Partners III, L.P., a Delaware limited partnership
LS Power Fund III G.P., LLC, a Delaware limited liability company
LS Power Equity Advisors, LLC, a Delaware limited liability company and SEC-registered investment adviser.
David Nanus
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 250 W 55th Street, 31st Floor, New York, New York 10019.
Citizenship: Each of the Reporting Persons that are entities are organized under the laws of the State of Delaware. David Nanus is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Rows 9 and 11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each Reporting Person.

The number of securities reported as beneficially owned herein relates to 19,025,277 share held by Lightning Power Holdings, LLC, of which 2,589,007 have been deposited in the Voting Trust as discussed below. The majority unit holder of Lightning Power Holdings, LLC is Fund III Lightning Holdings, LLC, whose majority unit holder is Granite Energy LLC, whose sole member is Granite Energy Holdings, LLC, whose sole member is LS Power Equity Partners III, L.P., whose general partner is LS Power Partners III, L.P., whose general partner is LS Power Fund III G.P., LLC. As a result of these relationships, these entities may be deemed to beneficially own the securities held by Lightning Power Holdings, LLC.

The investment advisor of LS Power Equity Partners III, L.P. is LS Power Equity Advisors, LLC, whose President is David Nanus. As a result of the relationships described herein, each of LS Power Equity Advisors, LLC and Mr. Nanus may be deemed to share beneficial ownership of the 19,025,277 shares that may be deemed to be beneficially owned by LS Power Equity Partners III, L.P.

Furthermore, LS Power Equity Advisors, LLC, is the investment advisor to LS Power Equity Partners IV L.P, which may be deemed to beneficially own the 5,224,723 shares held by the other Sellers. As a result LS Power Equity Advisors, LLC and Mr. Nanus may be deemed to beneficially own these 5,224,723 shares as well, for a total of 24,250,000 shares. Mr. Nanus disclaims beneficial ownership of all such shares.

In connection with the closing, on January 30, 2026 of the transaction with NRG Energy, Inc. (the "Issuer") and certain of its subsidiaries, Lightning Power Holdings, LLC, Thunder Generation, LLC, and CCS Power Holdings, LLC ("Sellers"), and the Issuer entered into that certain Amended and Restated Voting Trust Agreement (the "Voting Trust Agreement") with Wilmington Savings Fund Society, FSB (the "Trustee"). Pursuant to the Voting Trust Agreement, Lighting Power Holdings, LLC and the other Sellers deposited 2,589,007 and 710,993 shares of Common Stock, respectively, in the Trust and granted to the Trustee, subject to certain exceptions, voting rights with respect to such shares. In addition, the Trustee is obligated to vote or cause to be voted the Common Stock in accordance with the written recommendations of (i) the board of directors of the Issuer or a duly organized committee thereof; or (ii) in the absence of a recommendation of the board of directors of the Issuer or a duly organized committee thereof, in accordance with the terms set forth in the Voting Trust Agreement. Therefore, the Trustee, pursuant to the Voting Trust Agreement, may be deemed to have the right to direct the voting of 2,589,007 of the reported shares of Common Stock beneficially owned by Lightning Power Holdings, LLC and indirectly held by Fund III Lightning Holdings, LLC, Granite Energy, LLC, Granite Energy Holdings, LLC, LS Power Equity Partners III, L.P., LS Power Partners III L.P., and LS Power Fund III G.P., LLC and 3,300,000 of the reported shares of Common Stock held indirectly by LS Power Equity Advisors, LLC and David Nanus.

On January 30, 2026, the Sellers entered into a Joint Filing Agreement relating to the filing of this Schedule 13G, a copy of which is annexed hereto as Exhibit 99.1.
Percent of class:
The information required by Item 4(b) is set forth in Rows 9 and 11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each Reporting Person.

The percent of class represented by the amount in Row (11) is based on 214,677,543 shares of Common Stock of the Issuer issued and outstanding as reported in the Issuer's Registration Statement on Form S-3 filed with the SEC on February 2, 2026.
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each Reporting Person.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each Reporting Person.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each Reporting Person.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement dated February 6, 2026.

*Filed herewith.

## Signatures
- Lightning Power Holdings, LLC: /s/ Jeffrey Wade, Jeffrey Wade/Chief Compliance Officer (02/06/2026)
- Fund III Lightning Holdings, LLC: /s/ Jeffrey Wade, Jeffrey Wade/Chief Compliance Officer (02/06/2026)
- Granite Energy, LLC: /s/ Jeffrey Wade, Jeffrey Wade/Chief Compliance Officer (02/06/2026)
- Granite Energy Holdings, LLC: /s/ Jeffrey Wade, Jeffrey Wade/Chief Compliance Officer (02/06/2026)
- LS Power Equity Partners III, L.P.: /s/ Jeffrey Wade, Jeffrey Wade/Chief Compliance Officer (02/06/2026)
- LS Power Equity Partners III, L.P.: /s/ LS Power Partners III, L.P., LS Partners III L.P./its general partner (02/06/2026)
- LS Power Equity Partners III, L.P.: /s/ LS Power Fund III G.P., LLC, LS Power Fund III G.P., LLC/its general partner (02/06/2026)
- LS Power Partners III, L.P.: /s/ Jeffrey Wade, Jeffrey Wade/Chief Compliance Officer (02/06/2026)
- LS Power Partners III, L.P.: /s/ LS Power Fund III G.P., LLC, LS Power Fund III G.P., LLC/its general partner (02/06/2026)
- LS Power Fund III G.P., LLC: /s/ Jeffrey Wade, Jeffrey Wade/Chief Compliance Officer (02/06/2026)
- LS Power Equity Advisors, LLC: /s/ Jeffrey Wade, Jeffrey Wade/Chief Compliance Officer (02/06/2026)
- David Nanus: /s/ David Nanus, David Nanus (02/06/2026)